March 24, 2005

BY FACSIMILE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance (Mail Stop 3-9)

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	WellPoint, Inc.
Registration Statement on Form S-4 (File No. 333-123217)

Dear Mr. Riedler,

Pursuant to Rule 461 of the Securities Act of 1933, WellPoint, Inc. hereby requests that the effective date for the captioned Registration Statement be accelerated so that the Registration Statement will be effective at 9:00 a.m., Washington, D.C. time, on March 28, 2005 or as soon thereafter as may be practical.

WELLPOINT, INC

By:	/s/ David R. Frick
	Name:	David R. Frick
	Title:	Executive Vice President and Chief Legal and Administrative Officer